UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-16587

SUMMIT FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

c/o Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA
(703) 666-3555
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $2.50 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0*
* Summit Financial Group, Inc. merged with and into Burke & Herbert Financial Services Corp. on May 3, 2024, at which time the separate corporate existence of Summit Financial Group, Inc. ended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Burke & Herbert Financial Services Corp, as successor by merger to Summit Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Burke& Herbert Financial Services Corp
As successor by merger to Summit Financial Group, Inc.

Date: May 14, 2024	By:	/s/ Roy E. Halyama
	Name:	Roy E. Halyama
	Title:	Executive Vice President and Chief Financial Officer